Exhibit 99.9

Zenta Group Company Limited Announces Closing of $6.0 Million Initial Public Offering

Macau, September 10, 2025 – Zenta Group Company Limited (“Zenta Group” or the “Company”), a Macau-based professional services provider that offers consultation services to industrial park, business investment and sales of fintech products and services, today announced the closing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares at a public offering price of $4.00 per ordinary share, for total gross proceeds of $6,000,000, before deducting underwriting discounts, commissions, and other related expenses.

The Company has granted the underwriters a 45-day option to purchase up to an additional 225,000 ordinary shares at the initial public offering price, less underwriting discounts, to cover over-allotments, if any. The Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “ZGM” on September 9, 2025.

The Offering was conducted on a firm commitment basis. The Company intends to use the proceeds from the Offering for growing the business in Macau, Hong Kong and Southeast Asia, developing its fintech business, brand development and team expansion, along with working capital and general corporate purposes.

Cathay Securities, Inc. acted as the representative of the underwriters to the Offering. Loeb & Loeb LLP acted as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. counsel to Cathay Securities, Inc.

A registration statement on Form F-1 relating to the Offering (File No. 333-284140), as amended, was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on September 5, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this Offering, when available, may be obtained from Cathay Securities, Inc., 40 Wall St Suite 3600, New York, NY 10005, Telephone: +1 (855) 939-3888; Email: service@cathaysecurities.com.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zenta Group Company Limited

Founded in 2019, Zenta Group Company Limited is a diversified consulting and fintech solutions provider based in Macau. The Company provides industrial park consultation, business investment consultation, and fintech product and service through its operating entities in Macau, China. Zenta Group supports clients—primarily from China’s Greater Bay Area—in navigating commercial project approvals, acquiring equity stakes in targeted opportunities, and accessing fintech solutions. With a focus on strategic growth, the Company aims to strengthen its consultation services while expanding its fintech footprint.

For more information, please visit the Company’s website: https://ir.zenta.mo

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Zenta Group

Investor Relations

Email: contact@zenta.mo

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global